GLOBAL GREEN MATRIX CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1  -  IDENTITY OF COMPANY

1.1	Name and Address of Company

Global Green Matrix Corp. (“Global Green” or the “Corporation”)
1720 – 1111 West Georgia Street
Vancouver, BC V6E 4M3

1.2	Executive Officer

Randy Hayward
President
Telephone:          (250) 247-8689

ITEM 2  -  DETAILS OF THE ACQUISITION

2.1	Nature of Business Acquired

On March 20, 2012, Global Green completed the acquisition of all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, pursuant to a share purchase agreement among Global Green and all of the shareholders of 1503826 Alberta Ltd.

2.2	Acquisition Date

The business acquisition described in this Business Acquisition Report closed on March 20, 2012.

2.3	Consideration

The purchase price of $1,440,000 was satisfied by the issuance of 12 million common shares of Global Green at a deemed price of $0.12 per share. As required by the purchase agreement, the Global Green common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, Global Green caused Intercept Rentals to grant to a nominee of  the former shareholders of Intercept Rentals a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

2.4	Effect on Financial Position

The effect of the acquisition on the Corporation’s financial position is outlined in the unaudited pro forma financial statements attached as Schedule B hereto.

1

2.5	Prior Valuations

There are no prior valuations.

2.6	Parties to the Transaction

No informed person, associate or affiliate of the Corporation, as those terms are defined under applicable securities legislation, was a party to the acquisition.

2.7	Date of Report

July 25, 2013

ITEM 3  -  FINANCIAL DISCLOSURE

The following financial statements are attached as schedules hereto and form part of this Business Acquisition Report:

1.	The audited annual financial statements of Intercept Rentals for the year ended August 31, 2011, together with the notes thereto, and the auditors’ report thereon, attached hereto as Schedule A.

Global Green has not requested the consent of Grant Thornton LLP Chartered Accountants to include their auditors’ report in this Business Acquisition Report and therefore such consent has not been provided.

2.	The unaudited annual financial statements of Intercept Rentals for the year ended August 31, 2010, together with the notes thereto, attached hereto as Schedule A.

3.	The unaudited comparative interim financial statements of Intercept Rentals for the interim period ended February 29, 2012, together with the notes thereto, attached hereto as Schedule A.

4.
The unaudited pro forma statement of financial position of the Corporation as at December 31, 2011 and unaudited pro forma income statement of the Corporation for the year ended December 31, 2011, that give effect to the acquisition, attached hereto as Schedule B.

2

SCHEDULE A

1503826 Alberta Ltd. o/a Intercept Rentals (2009)
Financial Statements

For the Year Ended August 31, 2011

(Expressed in Canadian dollars)

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Table of Contents

Independent auditor’s report	1 – 2

Statement of financial position	3

Statement of (loss) income and comprehensive (loss) income	4

Statement of changes in equity	5

Statement of cash flows	6

Notes to the financial statements	7-22

Independent Auditor’s Report

Grant Thornton LLP 1701 Scotia Place 2 10060 Jasper Avenue NW Edmonton, AB T5J 3R8 T (780) 422-7114 F (780) 426-3208 www.GrantThornton.ca

To the Shareholders of 1503826 Alberta Ltd. (o/a Intercept Rentals (2009))

We have audited the accompanying financial statements of 1503826 Alberta Ltd. (o/a Intercept Rentals (2009)), which comprise the statement of financial position at August 31, 2011 and the statement of (loss) income and comprehensive (loss) income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the statement of financial position of 1503826 Alberta Ltd. (o/a Intercept Rentals (2009)) as at August 31, 2011, and its financial performance and its cash flows for the year ended August 31, 2011 in accordance with International Financial Reporting Standards.

Other matter
The prior year comparative figures for the nine months ended August 31, 2010 for 1503826 Alberta Ltd. (o/a Intercept Rentals (2009)) were prepared by management and are unaudited.

Edmonton, Canada
April 9, 2013	Chartered Accountants

Audit • Tax • Advisory Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Statement of Financial Position

	August 31, 2011	August 31, 2010
	(audited)	(unaudited)
Assets
Current
Cash	$19,232	$12,490
Accounts receivable	55,423	117,676
Prepaid expenses	2,154	842
Income taxes recoverable	5,188	-
	81,997	131,008

Loans receivable (Note 10 (a))	121,714	174,734
Property and equipment, net (Note 6)	575,851	673,000

	$779,562	$978,742

Liabilities
Current
Accounts payable and accrued liabilities (Note 7)	$147,480	$122,631
Current portion of finance lease obligations (Note 8)	205,078	157,305
Current portion of deferred gain on sale leasebacks (Note 6)	6,422	6,422
Current portion of loans payable (Note 9)	309,272	309,272
	668,252	595,630

Finance lease obligations (Note 8)	81,832	286,910
Deferred gain on sale leaseback (Note 6)	3,211	9,633
Loans payable (Note 9)	21,431	31,718
Deferred income tax liability (Note 13)	-	26,700
	774,726	950,591
Equity
Share capital (Note 11)	1	1
Retained earnings	4,835	28,149
	4,836	28,150

	$779,562	$978,741
Subsequent events (Note 15)

On behalf of the Board

(signed) "Randy Hayward"                    Director

See accompanying notes to the financial statements.

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Statement of (Loss) Income and Comprehensive (Loss) Income

	Year ended	9 months ended
	August 31,	August 31,
	2011	2010
	(audited)	(unaudited)

Rental revenue	$481,863	$582,217
Sale of parts	1,450	56,621
Cost of parts sold	-	32,480
Gross profit on sale of parts	1,450	24,141
	483,313	606,358
Expenses
Wages and benefits	139,545	109,187
Finance costs (Note 12)	100,892	79,815
Depreciation	97,149	67,257
Transportation charges	65,705	102,794
Rental expense	60,000	66,656
Repairs and maintenance	28,648	29,837
Professional fees	14,150	32,475
Insurance	10,158	10,144
Fuel costs	9,055	13,496
Advertising and promotion	8,494	22,173
Telephone	3,267	3,275
Travel expenses	1,940	9,246
Bad debt expense	-	8,400
Office supplies	746	2,171
	539,749	556,926
(Loss) income before other expenses	(56,436)	49,432
Other income
Amortization of deferred gain on sale leasebacks	6,422	4,817
Gain on disposal of property and equipment	-	600
	6,422	5,417
(Loss) income before income taxes	(50,014)	54,849

Income tax(recovery) expense Deferred (Note 13)	(26,700)	26,700
	(26,700)	26,700

Net and comprehensive (loss) income for the year	$(23,314)	$28,149

(Loss) earnings per share - basic and diluted (Note 14)	$(233)	$281

See accompanying notes to the financial statements.

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Statement of Changes in Equity

	Share capital	Retained earnings	Total shareholders' equity
Balance at November 26, 2009	$-	$-	$-
Issuance of share capital	1	-	1
Net income and comprehensive income for the nine months ended August 31, 2010	-	28,149	28,149
Balance at August 31, 2010 (unaudited)	1	28,149	28,150
Net loss and comprehensive loss for the year ended August 31, 2011	-	(23,314)	(23,314)
Balance at August 31, 2011 (audited)	$1	$4,835	$4,836

See accompanying notes to the financial statements.

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Statement of Cash Flows

	Year ended	9 months ended
	August 31,	August 31,
	2011	2010
	(audited)	(unaudited)

Operating
Net (loss) income	$(23,314)	$28,149

Items not affecting cash:
Depreciation	97,149	67,257
Gain on disposal of property and equipment	-	(600)
Amortization of deferred gain on sale leasebacks	(6,422)	(4,817)
Deferred income tax (recovery) expense	(26,700)	26,700
	40,713	116,689

Change in non-cash working capital items
Accounts receivable	62,253	(117,676)
Prepaid expenses	(1,312)	(842)
Income taxes recoverable	(5,188)	-
Accounts payable and accrued liabilities	24,849	122,631
Income taxes payable	-	-
	121,315	120,802

Financing
Proceeds from issue of share capital	-	1
Repayment of finance lease obligations	(157,305)	(107,104)
Increase in loan payable	-	214,585
Repayment of loan payable	(10,287)	(9,687)
	(167,592)	97,795

Investments
Advances on loans receivable	(6,000)	(631,001)
Receipts on loans receivable	59,019	456,268
Purchase of property and equipment	-	(191,374)
Proceeds on disposal of property and equipment	-	160,000
	53,019	(206,107)

Net increase in cash and cash equivalents	6,742	12,490

Cash, beginning of year	12,490	-

Cash, end of year	$19,232	$12,490

Supplemental cash flow information:
Interest paid	$100,465	$100,465
Income taxes paid	$$5,283	$-

Non-cash transactions:
Purchase of assets under capital lease	$-	$551,319
Purchase of assets for loan payable	$-	$136,092
Deferred gain on sale leasebacks	$-	$20,872

See accompanying notes to the financial statements.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

1.	Nature of operations

1503826 Alberta Ltd. o/a Intercept Rentals (the “Company”) was incorporated under the Business Corporations Act of Alberta on November 26, 2009.  The Company’s head office is located at 11164 – 149 Street NW, Edmonton, Alberta, T5M 1W7.

The Company is an oilfield rental company operating primarily in Alberta.  The Company rents equipment and sells parts used in the natural gas fracking process.

2.	Basis of presentation and statement of compliance with IFRS

The financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation and functional currency, except where otherwise indicated.

These financial statements for the year ended August 31, 2011, including comparatives, were approved and authorized for issue by the Board of Directors on April 9, 2013.

3.	Significant accounting policies

The financial statements have been prepared under the historical cost convention.  The Company’s principal accounting policies are outlined below:

a)	Use of estimates and management judgment

The preparation of financial statements in conformity with IFRS requires the Company’s management to make estimates and assumptions that affect the application of accounting policies, amounts reported in the financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected.

The following are significant management judgments, estimates and assumptions in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses.

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them.  Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Allowance for credit losses

All of the Company’s accounts receivable have been reviewed for indicators of impairment.  The Company maintains an allowance account for credit losses for estimated losses that may arise if any of its customers are unable to make required payments. Periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance.

Leases

Management uses judgment in determining whether the lease is a finance arrangement that transfers substantially all of the risks and rewards of ownership.  Management makes its assessment based on an evaluation of the lease terms since in some cases the lease transaction is not definitive to the classification as a finance lease.

b)	Cash and cash equivalents

Cash and cash equivalents consist of balances with banks, net of outstanding cheques.  Bank indebtedness and long-term bank borrowings are considered to be financing activities.

c)	Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment.  Depreciation is provided using the following methods and rates, which approximate the useful lives of the assets:

Assets	Method	Rate
Rental equipment	Straight-line	10 years
Machinery and equipment	Straight-line	10 years
Automotive equipment	Straight-line	6 years
Computer equipment	Straight-line	3 years

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively.  When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied.  All other repair and maintenance costs are recognized in the Statement of (Loss) Income and Comprehensive (Loss) Income as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end.

d)	Impairment of long-lived assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Statement of (Loss) Income and Comprehensive (Loss) Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Statement of (Loss) Income and Comprehensive (Loss) Income.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

e)	Financial instruments

All financial instruments are initially measured at fair value.   Financial assets and financial liabilities are measured subsequently based on their classification.

Financial assets are classified as either fair value through profit or loss, loans and receivables, held to maturity, or available for sale.  Financial liabilities are classified as fair value through profit or loss, or other financial liabilities.   Financial assets or liabilities at fair value through profit or loss include instruments classified as held-for-trading or designated upon initial recognition.   Financial assets or liabilities as fair value through profit or loss are measured at fair value with all gains and losses included in net income (loss) in the period in which they arise.   Available for sale financial assets are measured at fair value with gains and losses, net of tax, included in other comprehensive income until the instruments are derecognized or impaired, at which time the gains or losses are recorded in net income.  Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method.

The Company has the following financial assets and liabilities for which it has selected the following classifications:

	Classification	Measurement
Financial assets:
Cash	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Loans receivable	Loans and receivables	Amortized cost

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Loans payable	Other financial liabilities	Amortized cost

The Company categorizes its fair value measurements for financial assets and liabilities measured at fair value according to a three level hierarchy which prioritizes the inputs used in the Company’s valuation techniques.  A level is assigned to each fair value measurement based on the lowest level input significant to the overall fair value measurement.

All three levels of the fair value hierarchy based on the reliability of inputs are as follows:

-	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

-
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1, that are observable for the asset or liability, either directly (i.e. prices) or indirectly (I.e. derived from prices); and

-	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

Financial assets, other than those measured at fair value through profit or loss, are assessed for indicators of impairment at each reporting date.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the asset have been impacted.   For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of accounts receivable is reduced through the use of an allowance account.  When a trade receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit and loss.

f)	Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred. Lease inducements received by the Company are deferred and depreciated on a straight-line basis over the term of the lease as a reduction in rental expense.

g)	Revenue recognition

The Company’s revenues consist of revenue earned from the rental of equipment, the sale of parts and delivery fees.  Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and where it can be reliably measured.

Rental revenue is recognized over the term of the rental contract  and when collection is reasonably assured.  Rental contracts are short term in nature.

Revenue related to the sale of parts is recognized at the time the goods are shipped and collection is reasonably assured.

Fees from delivery services are recognized upon completion of the service.

h)	Income taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Statement of (Loss) Income and Comprehensive (Loss) Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

Deferred income taxes are recorded using the balance sheet liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

The Company accounts for income tax credits in accordance with IAS 12 Income taxes.

i)	Provisions

Provisions are recognized when the Company has a present legal or construction obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.  The expense relating to any provision is presented in the Statement of (Loss) Income and Comprehensive (Loss) Income.

j)	Future accounting pronouncements

The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

The Company will be required to adopt IFRS 10 Consolidated Financial Statements (“IFRS 10”) effective January 1, 2013, with earlier application permitted. IFRS 10 replaces the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and interpretation SIC-12 Consolidation—Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control and related application guidance so that a single control model can be applied to all entities.

IFRS 10 also enhances disclosures about consolidated and unconsolidated entities to be published in a separate comprehensive disclosure standard related to involvement in other entities. The Company has not early adopted this standard and is currently assessing the impact, if any, that this standard will have on the financial statements.

The Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”) effective January 1, 2013, with earlier application permitted. IFRS 13 sets out a single framework for measuring fair value and requires disclosures about fair value measurements. It does not determine when an asset, a liability or an entity’s own equity instruments is measured at fair value.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

The measurement and disclosure requirements for IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the financial statements.

The Company will be required to adopt the amendments to IAS 1 Financial Statement Presentation (“IAS 1”) effective January 1, 2013. These amendments improve the presentation of components of other comprehensive income (“OCI”). The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. The Company is currently assessing the impact that this standard will have on the financial statements.

The Company will be required to adopt IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2015 with earlier application permitted. This is a result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the financial statements.

4.	Capital management

The Company's objectives and policies for managing capital are to sustain future development of the business, to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis, and to provide an adequate return to shareholders.

The capital of the Company consists of the following:

	2011	2010
	(audited)	(unaudited

Equity	$4,836	$28,149

The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company plans to continue to fund its short-term cash requirements through operations and advances from shareholders and related parties.

For the year ended August 31, 2011, there were no changes in the Company's approach to capital management.  The Company had no externally imposed capital requirements.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

5.	Financial instruments and risk exposures

Fair value measurement

The Company’s financial assets include cash, accounts receivable and loans receivable. The Company’s financial liabilities include accounts payable and accrued liabilities, finance lease obligations, and loans payable.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term to maturity, or their ability for liquidation at comparable amounts.

Credit risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. This risk primarily arises from the Company’s receivables from customers and loans receivable.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness and their financial well-being monitored on a continual basis.  The loans receivable are to a related party (Note 10) and the ability of the related party to repay the funds outstanding is monitored on a continual basis.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance account for credit losses based on its best estimate of any potentially uncollectible accounts. As at August 31, 2011, the balance of the allowance account for credit losses was $8,400 (2011 - $8,400).

Pursuant to their respective terms, accounts receivable was aged as follows at August 31, 2011:

	2011	2010
	(audited)	(unaudited)

Not past due	$46,864	$83,175
0 - 30 days	8,534	25,397
31 - 60 days	-	9,104
61 - 90 days	25	-

	$55,423	$117,676

The Company does not have a significant exposure to any individual customer.  Accounts receivable with the Company’s largest customer is 26% (2010 – 28%) of accounts receivable at year end.

The Company may also have credit risk relating to cash, which it manages by dealing with large Canadian banks. The Company’s cash carrying value as at August 31, 2011 totalled $19,232 (2010 - $12,490), and accounts receivable of $55,423 (2010 - $117,676), representing the maximum exposure to credit risk of these financial assets.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

As at August 31, 2011, the Company had current assets of $81,997 (2010 - $131,008) and short-term obligations from accounts payable and accrued liabilities, loans payable, and finance lease obligations of $661,830 (2010 - $589,208). The deficiency of current assets to cover the Company’s short-term obligations will be funded by ongoing operations based on management’s estimates of revenue and expenses for the next year, and ongoing funding from shareholders and related parties.

The Company’s contractual obligations at August 31, 2011 are as follows:

Contractual obligations	2012	2013	2014	2015	Thereafter	Total

Accounts payable and accrued liabilities	$147,480	$-	$-	$-	$-	$147,480
Finance lease obligations	257,530	86,732	-		-	344,262
Loans payable	309,272	10,287	10,287	857	-	330,703

Total	$714,282	$97,019	$10,287	$857	$-	$822,445

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate price risk, as its finance lease obligations have fixed interest rates, and the fair value of the finance lease obligations will fluctuate in comparison to changes in market interest rates.  The Company is not exposed to interest rate cash flow risk as it does not have any floating or variable rate financial obligations.

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

6.	Property and equipment

	Rental	Machinery and	Automotive	Computer
	equipment	equipment	equipment	equipment	Total
Cost
Balance at October 1, 2009	$-	$-	$-	$-	$-
Additions	807,988	38,200	51,692	1,777	899,657
Disposals	(159,400)	-	-	-	(159,400)
Balance at August 31, 2010 (unaudited)	648,588	38,200	51,692	1,777	740,257
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at August 31, 2011 (audited)	648,588	38,200	51,692	1,777	740,257

Depreciation and impairment losses
Balance at October 1, 2009	-	-	-	-	-
Depreciation	57,872	1,910	7,179	296	67,257
Disposals	-	-	-	-	-
Balance at August 31, 2010 (unaudited)	57,872	1,910	7,179	296	67,257
Depreciation	84,777	3,686	8,093	593	97,149
Disposals					-
Balance at August 31, 2011 (audited)	142,649	5,596	15,272	889	164,406

Carrying amounts
At August 31, 2010 (unaudited)	$590,716	$36,290	$44,513	$1,481	$673,000
At August 31, 2011 (audited)	$505,939	$32,604	$36,420	$888	$575,851

The net carrying amount of assets under finance lease is $425,621 (2010 - $512,560) and is included in rental equipment.

In fiscal 2010 the Company entered into three sales leaseback arrangements. The lease amounts exceeded the original cost of the items by $20,872. This gain was deferred and is recognized into income over the terms of the related leases.  For the year ended August 31, 2011 $6,422 (9 months ended 2010 - $4,817) was recognized in income.

7.	Accounts payable and accrued liabilities

	2011	2010
	(audited)	(unaudited)

Trade payables	$136,495	$115,258
Accrued liabilities	10,985	7,373

	$147,480	$122,631

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

8.	Obligations under finance lease

Finance lease obligations relate to equipment for use in the rental business.  The average term of the leases is 19 months (2010 -31 months).  Collateral consists of the related equipment with a net book value of $425,621 (2010 - $512,560) and a general security agreement covering all present and after acquired equipment including intangibles, and the proceeds of sale on the secured equipment. Finance lease obligations are payable as follows:

			Principal			Principal
	Future		value of	Future		value of
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	2011	2011	2011	2010	2010	2010
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)

Less than one year	$257,530	$52,452	$205,078	$257,530	$100,225	$157,305
Between one and five years	86,732	4,900	81,832	344,262	57,352	286,910
More than five years	-	-	-	-	-	-

	$344,262	$57,352	$286,910	$601,792	$157,577	$444,215

9.	Loans payable

	2011	2010
	(audited)	(unaudited)

Automotive loan payable in monthly blended instalments of $857, bearing interest at 0%, maturing September 2014. Secured by the related automotive equipment with a net book value of $38,769 (2010 - $47,384)	$31,718	$42,005

Loan payable, non-interest bearing with no set terms of repayment	298,985	298,985
	330,703	340,990

Less: current portion	(309,272)	(309,272)

	$21,431	$31,718

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

10.	Related party transactions

a)	Loans receivable

Loans receivable represent balances owing from companies related through common directors and management occurring in the normal course of operations.  These amounts are non-interest bearing, unsecured and are short-term in nature with no set repayment terms.

b)	Finance lease obligations

The finance lease obligations of $286,910 (2010 – $444,215) are payable to a company related through common directors and management. Interest on finance leases of $100,225 (2010 - $79,363) was also paid to the same related party. For terms of the leases see Note 8.

c)	Rental expense

The rent expense of $60,000 (2010 - $66,565) is paid to a company related through a common director and management.

d)	Key management compensation

Compensation of key management personnel including the Company’s executive management and board of directors are as follows:

	2011	2010
	(audited)	(unaudited)

Wages and short term employee benefits	$139,545	$109,187

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel and are included in wages and benefits expense.  Wages and short-term benefits consist of wages and salaries paid or payable to employees, accrued vacation, and other benefits paid or payable within 12 months

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

11.	Issued capital

	2011	2010
	(audited)	(unaudited)
Authorized:
Unlimited class "A" common voting shares
Unlimited class "B" common voting shares
Unlimited class "C" common non-voting shares
Unlimited class "D" common non-voting shares

Issued:
100 Class "A" common voting shares with no par value	$1	$1

12.	Finance costs

Finance consists are comprised of the following:

	2011	2010
	(audited)	(unaudited)
Finance costs
Bank charges	$415	$361
Interest on finance leases	100,225	79,363
Interest and penalties	252	91

	$100,892	$79,815

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

13.	Income taxes

a)	Income tax (recovery) expense

The income tax (recovery) expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings before income taxes.  The principal factors causing these differences are shown below:

	2011	2010
	(audited)	(unaudited)

(Loss) income before income taxes	$(50,014)	$54,849
Statutory tax rate	14.0%	14.0%

Expected income tax (recoverable) payable	(7,002)	7,679

Increase (decrease) resulting from:
Non deductible expense	(30)	(1,504)
Change in deductible temporary differences not recognized	1,529	-
Tax rate differential	(21,197)	20,525

Income tax (recovery) expense	$(26,700)	$26,700

Income tax expense
Current income tax (recovery) expense	-	-
Deferred income tax (recovery) expense	(26,700)	26,700

Income tax (recovery) expense	$(26,700)	26,700

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

b)	Deferred income tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	2011	2010
	(audited)	(unaudited)
Book value of obligations under capital lease
in excess of tax value	$71,728	$93,750
Income tax loss carryforward	35,075	131
Deferred gain on sale leasebacks	2,408	2,954
Deferred income tax asset	109,211	96,835

Book value of capital asset expenditure
in excess of tax value	(107,682)	(123,535)
Deferred income tax liability	(107,682)	(123,535)

Net deferred income tax asset (liability)	$1,529	$(26,700)

In assessing whether the deferred tax assets are realizable, management considers whether it is probable that some portion or all of the deferred tax assets will be utilized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.   For the year ended August 31, 2011 the Company did not recognize $1,529 in deferred tax assets.

At August 31, 2011, loss carryforwards of $140,301 (2010 - $523) are available to reduce future taxable income.

14.	(Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share:

	2011	2010
Numerator for basic and diluted (loss) earnings per share:
Net (loss) earnings attributable to common shareholders	$(23,314)	$28,149

Denominator for basic and diluted (loss) earnings per share:
Weighted average number of common shares	100	100
Denominator for basic and diluted (loss) earnings per share	100	100

Basic and diluted (loss) earnings per share	$(233.14)	$281.49

1503826 Alberta Ltd. (o/a Intercept Rental (2009))
Notes to the Financial Statements
August 31, 2011

15.	Subsequent events

Subsequent to year end additional financing of $286,000 was obtained from a shareholder for a deposit on the purchase of new equipment with an estimated total value of $500,000.  The additional financing of $286,000 was repaid by the Company through the issuance of 240 Class A common shares in the Company.  The remaining balance of the purchase was financed through a loan from a related party.

Subsequent to year-end, the Company issued an additional 660 shares for consideration of $0.01 per share.  On March 20, 2012 the Company’s shareholders entered into a sales agreement with Global Green Matrix Inc., a publicly listed company. Pursuant to the purchase agreement, all 1,000 of the issued and outstanding shares of the Company were sold to Global Green Matrix Inc. for consideration of 2,800,000 shares in Global Green Matrix Inc.  The average share price for the 5 days prior and subsequent to the sale date was $0.14 per share.

1503826 Alberta Ltd. O/a Intercept Rentals (2009)
Unaudited Financial Statements

For the Six Months Ended February 29, 2012

(Expressed in Canadian dollars)

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Unaudited Statement of Financial Position
(Expressed in Canadian dollars)

	February 29, 2012	February 28, 2011
	(unaudited)	(unaudited)
Assets
Current
Cash	$5,493	$7,678
Accounts receivable	77,136	138,044
Prepaid expenses	3,888	-
Income taxes recoverable	1,292	-
Loans receivable	119,868	-
	207,677	145,722
Loans receivable	-	171,093
Property and equipment, net	527,276	624,425

	734,953	941,240

Liabilities
Current
Accounts payable and accrued liabilities	214,010	106,648
Income taxes payable	-	4,093
Due to shareholder	298,976	-
Current portion of finance lease obligations	157,305	179,589
Current portion of deferred gain on sale leaseback	6,424	6,422
Current portion of loan payable	10,287	309,272
	687,002	606,024

Finance lease obligations	33,867	191,170
Deferred gain on sale leaseback	-	6,424
Loan payable	16,288	26,575
Deferred income taxliability	-	26,700
	737,157	856,893
Equity
Share capital	10	1
Retained earnings	(2,214)	84,346
	(2,204)	84,347
	734,953	941,240
Subsequent events (Note 10)

The accompanying notes are an integral part of these financial statements.

1

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Unaudited Statement of (Loss) Income and Comprehensive (Loss) Income
(Expressed in Canadian dollars)

	Six Months Ended	Six Months Ended
	February 29,	February 28,
	2012	2011
(unaudited)	(unaudited)	(unaudited)

Rental revenue	$255,305	$363,936
Expenses
Wages and benefits	74,519	64,911
Depreciation	48,575	48,575
Finance costs	33,458	55,712
Transportation costs	21,685	53,284
Rental expense	20,000	30,000
Consulting fees	19,202	-
Travel expenses	15,245	1,263
Repairs and maintenance	14,757	19,255
Professional fees	7,165	12,000
Insurance	5,104	5,079
Fuel costs	2,585	5,771
Advertising and promotion	2,494	4,218
Telephone	1,923	1,601
	266,712	301,669

(Loss) income before other expenses	(11,407)	62,267

Other income
Amortization of deferred gain on sale leaseback	3,211	3,211
	3,211	3,211
Income (loss) before income taxes	(8,196)	65,478
Income tax(recovery) expense
Current	(1,147)	9,281
Deferred	-	-
	(1,147)	9,281

Net and comprehensive (loss) income for the year	(7,049)	56,197

Basic and diluted earnings per share	$(7)	$562

The accompanying notes are an integral part of these financial statements.

2

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Unaudited Statement of Cash Flows
(Expressed in Canadian dollars)

	Share capital	Retained earnings	Total shareholders' equity
Balance at August 31, 2010	1	28,149	28,150
Net loss for the sixmonths ended February 29, 2011	-	56,197	$56,197
Balance at February 29, 2012	$1	$84,346	$84,347

Balance at August 31, 2011	1	4,835	4,836
Net loss for the sixmonths ended February 29, 2012	9	(7,049)	$(7,040)
Balance at February 29, 2012	$10	$(2,214)	$(2,204)

The accompanying notes are an integral part of these financial statements.

3

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Unaudited Statement of Cash Flows
(Expressed in Canadian dollars)

	Six Months Ended	Six Months Ended
	February 29,	February 28,
	2012	2011
	(unaudited)	(unaudited)

Operating
Net (loss) income	$(7,049)	$56,197

Items not affecting cash:
Depreciation and amortization	48,575	48,575
Amortization of deferred gain on sale leaseback	(3,211)	(3,211)
	38,315	101,561
Change in non-cash working capital items
Accounts receivable	(21,713)	(20,368)
Prepaid expenses	(1,734)	842
Income taxes recoverable	3,896	-
Accounts payable and accrued liabilities	66,530	(15,983)
Income taxes payable	-	4,093
	46,979	(31,416)

	85,294	70,145

Financing
Issuance of shares	9	-
Repayment of finance lease obligations	(95,736)	(73,454)
Repayment of loan payable	(5,152)	(5,143)
	(100,879)	(78,598)
Investments
(Increase) decrease in loans receivable	1,846	3,640
	1,846	3,640

Net increase in cash and cash equivalents	(13,739)	(4,813)

Cash, beginning of period	19,232	12,490

Cash, end of period	$5,493	$7,677

Supplemental cash flow information:
Interest paid	$33,026	$55,491
Income taxes paid	$(6,604)	$5,188

Non-cash transaction:
Reclassification of loan payable due to shareholder	$298,976	$-

The accompanying notes are an integral part of these financial statements.

4

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Notes to the Unaudited Financial Statements
February 29, 2012

1.	Nature of operations

1503826 Alberta Ltd. (the “Company”) was incorporated under the Business Corporations Act of Alberta on November 26, 2009.  The Company’s head office is located at 11164 – 149 Street NW, Edmonton, Alberta, T5M 1W7.

The Company is an oilfield rental company operating primarily in Alberta.  The Company rents equipment and sells parts used in the fracking process.

2.	Basis of presentation

These financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  These interim financial statements do not include all of the necessary annual disclosure in accordance with International Financial Reporting Standards (IFRS), and should be read in conjunction with the Company’s audited annual financial statements for the year ended August 31, 2011.

These consolidated financial statements are presented in Canadian dollars, except where otherwise indicated.

3.	Future accounting pronouncements

The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

The Company will be required to adopt IFRS 10 Consolidated Financial Statements (“IFRS 10”) effective January 1, 2013, with earlier application permitted. IFRS 10 replaces the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and interpretation SIC-12 Consolidation—Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control and related application guidance so that a single control model can be applied to all entities.

IFRS 10 also enhances disclosures about consolidated and unconsolidated entities to be published in a separate comprehensive disclosure standard related to involvement in other entities. The Company has not early adopted this standard and is currently assessing the impact, if any, that this standard will have on the financial statements.

The Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”) effective January 1, 2013, with earlier application permitted. IFRS 13 sets out a single framework for measuring fair value and requires disclosures about fair value measurements. It does not determine when an asset, a liability or an entity’s own equity instruments is measured at fair value. But, the measurement and disclosure requirements for IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the financial statements.

5

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Notes to the Unaudited Financial Statements
February 29, 2012

The Company will be required to adopt the amendments to IAS 1 Financial Statement Presentation (“IAS 1”) effective January 1, 2013. These amendments improve the presentation of components of other comprehensive income (“OCI”). The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. The Company is currently assessing the impact that this standard will have on the financial statements.

The Company will be required to adopt IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2015 with earlier application permitted. This is a result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the financial statements.

4.	Property and equipment

	Rental equipment	Machinery and equipment	Automotive equipment	Computer equipment	Total
Cost
Balance at February 28, 2011, and at February 29, 2012	$648,588	$38,200	$51,692	$1,777	$740,257

Depreciation
Balance at August 31, 2010	57,872	1,910	7,179	296	67,257
Depreciation	42,389	1,843	4,047	296	48,575
Balance at Feburary 28, 2011	100,261	3,753	11,226	592	115,832
Depreciation
Balance at August 31, 2011	142,649	5,596	15,272	889	164,406
Depreciation	42,389	1,843	4,047	296	48,575
Balance at February 29, 2012	185,038	7,439	19,319	1,185	212,981

Carrying amounts
At February 28, 2011	$548,327	34,447	$40,466	$1,185	$624,425
At February 29, 2012	463,550	$30,761	$32,373	$592	$527,276

6

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Notes to the Unaudited Financial Statements
February 29, 2012

5.	Obligations under finance lease

Finance lease obligations are payable as follows:

			Present			Present
	Future		value of	Future		value of
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	2012	2012	2012	2011	2011	2011
Less than one year	$179,232	$21,927	$157,305	$257,532	$77,943	$179,589
Between one and five years	36,267	2,400	33,867	215,496	24,326	191,170
More than five years	-	-	-	-	-	-
	$215,499	$24,327	$191,172	$473,028	$102,269	$370,759

6.	Loan payable

	February 29, 2012	February 28, 2011

Automotive loan payable in monthly blended instalments of $857, bearing interest at 0%, maturing September 2014. Secured by the related vehicle with a net book value of $38,769 (2010 - $47,384)	$26,575	$36,862

Loan payable, non-interest bearing with no set terms of repayment	-	298,895
	$26,575	335,757

Less: current portion	(10,287)	(309,272)

Loans payable	$16,288	$26,485

7.	Related party transactions

a)	Loans receivable

Loans receivable represent balances owing from companies related through common directorship and management occurring in the normal course of operations.  These amounts are non-interest bearing, unsecured and are short-term in nature with no set repayment terms.

7

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Notes to the Unaudited Financial Statements
February 29, 2012

b)	Due to shareholders

Amounts due to shareholders are non-interest bearing and have no fixed terms of repayment.

c)	Finance lease obligations

The finance lease obligations of $191,172 (2011 – $370,759) are payable to a company related through common directors and management.

d)	Key management compensation

Compensation of key management personnel including the Company’s executive management and board of directors are as follows:

	Six months ended	Six months ended
	February 29,	February 28,
	2012	2011

Wages and short-term employee benefits	$74,521	$64,910

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel and are included in wages and benefits expense.  Short-term benefits consist of wages and salaries paid or payable to employees, accrued vacation, and other benefits paid or payable within 12 months.

8.	Issued capital

	February 29, 2012	February 28, 2011
Authorized:
Unlimited class "A" common voting shares
Unlimited class "B" common voting shares
Unlimited class "C" common non-voting shares
Unlimited class "D" common non-voting shares
Issued:
Opening balance August 31, 2010 and 2011, 100 Class "A"
Common voting shares	$1	$1
Issurance of shares (900 Class "A" common voting shares)	9	-
Ending balance (1,000 Class "A" common voting shares)	$10	$10

8

1503826 Alberta Ltd. (o/a Intercept Rentals (2009))
Notes to the Unaudited Financial Statements
February 29, 2012

9.	Finance costs

Finance consists are comprised of the following:

	Six months ended February 29, 2012	Sixmonths ended February 28, 2011
Finance costs
Bank charges	$350	$150
Interest on finance leases	33,026	55,310
Interest and penalties	82	252
Interest on loan payable	-	-
	$33,458	$55,712

10.	Subsequent event

On March 20, 2012 the Company’s shareholders entered into a sales agreement with Global Green Matrix Corp., a publicly listed company. Pursuant to the purchase agreement, all 1,000 of the issued and outstanding shares of the Company were sold to Global Green Matrix Corp. for consideration of $1,440,000, paid by the issuance of 12 million common shares of Global Green Matrix Corp. at a price of $0.12 per share.

11.	Accounting error

In the Company’s previously issued audited financial statements for the year ended August 31, 2011, note 15, the subsequent events note, erroneously disclosed that the consideration for the sale of the Company was 2,800,000 shares of Global Green Matrix Corp. at an average price of $0.14 per share. The correct consideration, as noted in note 10 of these financial statements is $1,440,000 paid for by the issuance of 12,000,000 common shares of Global Green Matrix Corp. at a price of $0.12 per share.

9

SCHEDULE B

Global Green Matrix Corp.
Pro Forma Consolidated Statement of Financial Position

	Global Green Matrix	Intercept Rentals	Pro Forma			Proforma
	December 31, 2011	February 29, 2012	Adjustments	Notes		Consolidated
ASSETS	(Audited)	(Unaudited)

Current assets
Cash	$680,972	$5,493				$686,465
Trade and other receivables	96,763	77,136				173,899
Income tax recoverable	-	1,292				1,292
Loan receivable	-	119,868				119,868
Prepaid expenses	-	3,888				3,888
Current portion of licenses	135,241	-				135,241
Total current assets	912,976	207,677	-			1,120,653

Property and equipment	-	527,276				527,276
Licenses	205,897	-				205,897
Investment in Intercept Rentals	-	-	-	1	(a), 1(b)	-
Goodwill	-	-	1,622,204	1	(c)	1,622,204
TOTAL ASSETS	$1,118,873	$734,953	$1,622,204			$3,476,030

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$129,323	$214,010				$343,333
Due to shareholders	-	298,976				298,976
Loans and borrowings	157,674	-				157,674
Current portion of finance lease obligations	-	157,305				157,305
Current portion of deferred gain on sale leaseback	-	6,424				6,424
Current portion of loan payable	-	10,287				10,287
Total current liabilities	286,997	687,002	-			973,999

Finance lease obligations	-	33,867				33,867
Loan payable	-	16,288				16,288
TOTAL LIABILITIES	286,997	737,157	-			1,024,154

SHAREHOLDERS' EQUITY

Share capital	7,501,691	10	1,619,990	1	(a), 1(b)	9,121,691
Contributed surplus	4,075,087	-				4,075,087
Subscription advances	486,600	-				486,600
Deficit	(11,284,697)	(2,214)	2,214	1	(b)	(11,284,697)
Accumulated other comprehensive income	53,195	-				53,195
TOTAL SHAREHOLDERS' EQUITY	831,876	(2,204)	1,622,204			2,451,876

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,118,873	$734,953	$1,622,204			$3,476,030

1

Global Green Matrix Corp.
Pro Forma Statement of Loss and Comprehensive Loss
For the Twelve Months Ended February 29, 2012

	Global Green Matrix	Intercept Rentals
	Year Ended	Twelve Months Ended
	December 31,	February 29,	Pro Forma		Proforma
	2011	2012	Adjustments	Notes	Consolidated
	(Audited)	(Unaudited)

Rental revenue	$-	$373,232			$373,232
Sale of parts	-	1,450			1,450
Total revenue	-	374,682	-		374,682

Expenses
Amortization	11,270	-			11,270
Management fees	150,000	-			150,000
Marketing and conferences	3,011	-			3,011
Transfer agent and filing fees	32,737	-			32,737
Waste removal	62,625	-			62,625
Wages and benefits	-	149,153			149,153
Depreciation	-	97,149			97,149
Occupancy costs	19,376	50,000			69,376
Repairs and maintenance	-	24,150			24,150
Professional fees	76,554	9,315			85,869
Insurance	-	10,183			10,183
Fuel costs	-	5,869			5,869
Finance costs	-	78,638			78,638
Advertising and promotion	-	6,770			6,770
Telephone	-	3,589			3,589
Transportation of equipment	-	34,106			34,106
Travel	13,388	15,922			29,310
Office and sundry	14,855	746			15,601
Consulting fees	158,286	19,202			177,488
	542,102	504,792	-		1,046,894

Loss before other items	(542,102)	(130,110)	-		(672,212)

Other items
Interest income	900	-			900
Interest expense	(11,653)	-			(11,653)
Amortization of deferred gain on sale leaseback	-	6,422			6,422
	(10,753)	6,422	-		(4,331)

Loss before income taxes	(552,855)	(123,688)	-		(676,543)

Income tax expense
Current	-	(10,428)			(10,428)
Deferred	-	(26,700)			(26,700)
	-	(37,128)	-		(37,128)

Net and comprehensive loss	$(552,855)	$(86,560)	$-		$(639,415)

Basic and diluted loss per common share	$(0.02)	$(0.00)			$(0.02)

Weighted average number of common shares outstanding	23,574,760

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1.            Basis of presentation

The accompanying unaudited pro forma consolidated statement of financial position as at February 29, 2012 and the unaudited pro forma consolidated statement of comprehensive loss for the year ended February 29, 2012, have been compiled in accordance with National Instrument 51-102. Management has prepared these unaudited pro forma financial statements using the same accounting policies described in Notes 2 and 3 to the audited financial statements of Global Green Matrix Corp. (“GGX”) for the year ended December 31, 2011 which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The accompanying unaudited pro forma consolidated statement of financial position gives effect to the acquisition by GGX of Intercept Rentals (“IR”) as though it had taken place as of February 29, 2012. The accompanying unaudited statement of comprehensive loss for the year ended February 29, 2012 has been prepared as if the acquisition was completed on March 1, 2011. The transaction closed on March 20, 2012.

These pro forma consolidated financial statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of GGX and the most recent annual financial statements of IR.

The accompanying unaudited pro forma consolidated statement of financial position as at February 29, 2012 has been prepared from information derived from the audited statement of financial position of GGX as at December 31, 2011, the unaudited statement of financial position of IR as at February 29, 2012 and the adjustments and assumptions outlined below. The unaudited pro forma statement of comprehensive loss for the year ended February 29, 2012 has been prepared from information derived from the audited statement of comprehensive loss of GGX for the year ended December 31, 2011, the unaudited statement of comprehensive loss of IR for the year ended February 29, 2012 and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only, and cannot be relied on as being indicative of the future financial position or operating results of GGX. GGX will account for the acquisition using the acquisition method and the results of operations of IR will be consolidated into GGX’s earnings in the first quarter of fiscal 2012 with effect from March 20, 2012.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the acquisition of IR on the dates indicated in accordance with the assumptions set forth in the notes to such information. No adjustments have been made to reflect any potential cost savings or any potential charges that may occur subsequent to the acquisition of IR, as there are no assurances that they will be realized.

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2.     Unaudited pro forma consolidated statement of financial position

The unaudited pro forma consolidated statement of financial position has been prepared as though the acquisition of IR had taken place on February 29, 2012.

The following assumptions and adjustments have been made to the statement of financial position of GGX and the statement of financial position of IR as at February 29, 2012 to reflect the transaction described in note 1 as if the transaction had occurred on February 29, 2012.

Total consideration transferred	$1,620,000

Identifiable assets acquired and liabilities assumed:
Cash	5,493
Accounts receivable	77,136
Loans receivable and prepaid expenses	125,048
Property and equipment	527,276
Liabilities	(737,157)
(2,204)

Goodwill	$1,622,204

The adjustments to reflect the effects of the acquisition are as follows:

a)	The pro forma consolidated statement of financial position incorporates the assumption that GGX acquired 100% of the outstanding common shares of IR by issuing 12,000,000 shares at $0.135 per share.

b)	The elimination of GGX's investment in IR of $1,620,000, and IR's share capital of $10 and deficit of $2,204.

c)	Record goodwill of 1,617,796.

3.            Pro forma net loss per share

The calculations of pro forma basic and diluted loss per share for the year ended February 29, 2012 is based upon the weighted average number of shares outstanding and dilutive effect of options as contained in GGX’s audited financial statements for the year ended December 31, 2011 and unaudited financial statements of IR for the year ended February 29, 2012 respectively.

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